UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Embrace Change Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $ 0.0001 per share

(Title of Class of Securities)

G3034H109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☑	Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Wuren Fubao Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,221,964
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,221,964
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,964
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.93%
12	TYPE OF REPORTING PERSON* FI

1	NAME OF REPORTING PERSON Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,221,964
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,221,964
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,964
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.93%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Embrace Change Acquisition Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:	5186 Carroll Canyon Rd San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:	Wuren Fubao Inc. and Bin Li. Bin Li is the director of Wuren Fubao Inc.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

Wuren Fubao Inc.

SUITE # 5-204, 23 LIME TREE BAY AVENUE,

P.O. BOX 2547

GRAND CAYMAN, KY1-1104

Bin Li

c/o Wuren Fubao Inc.

SUITE # 5-204, 23 LIME TREE BAY AVENUE,

P.O. BOX 2547

GRAND CAYMAN, KY1-1104

(c)	Citizenship:	Wuren Fubao Inc. – Cayman Islands Bin Li – China

(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:	G3034H109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 2,221,964

(b)	Percent of Class:

Wuren Fubao Inc. and Bin Li beneficially own 2,221,964 ordinary shares. This accounts for 22.93% of the 9,688,748 ordinary shares outstanding as of November 8, 2022, as disclosed in the Company’s Form 10-Q filed with the SEC on November 8, 2022. Such amount does not include warrants exercisable for 373,750 ordinary shares and rights convertible into 46,718 ordinary shares at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Wuren Fubao Inc. – 2,221,964 shares

Bin Li - 2,221,964 shares *

(ii)	shared power to vote or to direct the vote:

Wuren Fubao Inc. – 0 shares

Bin Li - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Wuren Fubao Inc. – 2,221,964 shares

Bin Li - 2,221,964 shares *

(iv)	shared power to dispose or to direct the disposition of:

Wuren Fubao Inc. – 0 shares

Bin Li - 0 shares

* Bin Li is the director of the Reporting Person. As such, Mr. Li may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 2,221,964 ordinary shares owned by Wuren Fubao Inc. as of December 31, 2022. Mr. Li disclaims any pecuniary interest in the ordinary shares owned by Wuren Fubao Inc. except to the extent of his ownership interest in Wuren Fubao, Inc.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023

WUREN FUBAO INC.

By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director

/s/ Bin Li
Bin Li